UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                 ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On June 1, 2020, Erytech Pharma S.A. (the “Company”) issued a press release announcing the presentation of two posters at the American Society of Clinical Oncology (ASCO) 2020 Virtual Meeting. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1	Press Release dated June 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: June 2, 2020	By:	/s/ Eric Soyer
	Name:	Eric Soyer
	Title:	Chief Financial Officer and Chief Operating Officer